UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-26058

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KFORCE 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KFORCE INC.

1001 EAST PALM AVENUE

TAMPA, FL 33605

KFORCE 401(k) RETIREMENT SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, Participants, and Administrator of

Kforce 401(k) Retirement Savings Plan

Tampa, Florida

We have audited the accompanying statements of net assets available for benefits of the Kforce 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Certified Public Accountants

Tampa, Florida

June 24, 2010

KFORCE 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
Participant-directed investments at fair value (including $1,175,160 and $1,056,054 of participant loans, respectively)	$81,564,773	$62,841,679

Receivables:
Employer contributions	744,621	813,067
Participant contributions	106,222	—

Total receivables	850,843	813,067

Net assets available for benefits at fair value	82,415,616	63,654,746
Adjustments from fair value to contract value for fully benefit-responsive investment contract	—	—

Net assets available for benefits	$82,415,616	$63,654,746

See notes to financial statements.

KFORCE 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

Investment income:
Net appreciation in fair value of investments	$14,564,005
Interest and dividends	1,069,323

Net investment income	15,633,328

Contributions:
Participant	10,440,397
Employer	740,760
Rollovers from other qualified plans	875,900

Total contributions	12,057,057

Benefits paid to participants	(8,765,650)

Other income	2,635

Other expenses	(10,099)

Net increase in net assets	18,917,271

Transfers out of plan	(156,401)

Net assets available for benefits:
Beginning of year	63,654,746

End of year	$82,415,616

See notes to financial statements.

KFORCE 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

General—The Kforce 401(k) Retirement Savings Plan (the “Plan”) is sponsored by Kforce Inc. (“Kforce”). The Plan is a defined contribution plan covering substantially all employees of Kforce, except employees of Kforce Government Solutions, Inc. (“KGS”), a wholly owned subsidiary of Kforce, and those employees that meet certain exceptions. Prudential Bank & Trust FSB (“Prudential” or the “Trustee”) is the trustee of the Plan and The Prudential Insurance Company of America is the record keeper.

Effective January 1, 2009, the Plan was amended to include Kforce Clinical Research, Inc., Clinical Research Flex, LLC, Kforce Healthcare, Inc., and Kforce Healthcare Flex, LLC as participating employers in the Plan. The Plan was also amended to reflect changes required under the Pension Protection Act of 2006, to remove automatic rollover provisions and to permit the automatic transfer of account balances whose participation is transferred between the Plan and the Kforce Government Practice Plan due to a change in employment during a Plan year.

The following description of the Plan is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility—All employees of Kforce, except employees of KGS, are eligible to participate in the Plan with the exception of the following:

•	Employees who are leased employees under Section 414(n) of the Code,

•	Employees who are covered by a collective bargaining agreement that does not provide for participation in the Plan,

•	Employees who are nonresident aliens with no U.S. source earned income,

•	Individuals who are performing service as independent contractors or consultants regardless of whether they are subsequently determined to be common law employees,

•	Employees who are not on the U.S. payroll of Kforce.

Contributions—Participants may contribute up to 75% of their compensation for the year subject to the limitations provided in the Code, which was $16,500 for those under age 50 and $22,000 for those age 50 and above for 2009. Kforce matching and other contributions are made at the discretion of the Board of Directors, in cash or Kforce common stock, in amounts not to exceed the maximum permitted as a deductible expense by the Code. Kforce contributions, if any, are funded annually to eligible participants remaining in the Plan at each year-end. Eligible participants are employees who are active as of the last day of the Plan year and who have completed at least 1,000 hours as of the last day of the Plan year, or who have terminated employment because of death or total disability or after reaching age 55. For the year ended December 31, 2009, Kforce made matching contributions equal to 10% of each participant’s eligible contributions for the period to all eligible participants at December 31, 2009.

All contributions to the Plan are deposited with the Trustee. Contributions are then directed at the employee’s discretion into various investment options. Investment elections may be changed by the employee at any time.

Participant Accounts—Each participant’s account is self-directed and is credited with the participant’s contributions, Kforce’s matching and other contributions, transfers into the Plan, rollovers and Plan earnings and is charged with withdrawals and Plan losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance. For those participants that were enrolled in the Plan prior to 2001, a profit-sharing account may be maintained by the Trustee to account for previous years’ profit-sharing contributions. The Plan document was amended, and as such, profit-sharing contributions are no longer made.

Rollovers—All employees who meet the Plan eligibility requirements are eligible to make cash rollover contributions to the Plan from a previous employer’s qualified retirement plan or a conduit IRA.

Vesting—Participants are immediately vested in their contributions plus actual earnings, if any, thereon. Kforce contributions and earnings, if any, vest at 20%, 40%, 60% and 100% after two, three, four and five years of service earned, respectively. Kforce contributions become 100% vested upon:

•	Normal retirement,

•	Total disability,

•	Death,

•	Completion of five years of vesting service, and

•	Plan termination.

In-Service Withdrawals—Participants may request the following types of in-service withdrawals from the Plan during any given calendar month:

•	Age 59- 1/2 ,

•	Financial hardship,

•	Withdrawals from profit-sharing account.

Plan Termination—Although it has not expressed any intent to do so, Kforce has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the trust shall continue until all participants’ accounts have been completely distributed to each participant (or their designated beneficiary) in accordance with the Plan.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Kforce contributions are automatically invested in the investment options selected by each participant for their contributions.

Loans—Participants may borrow money from their vested account balance for any reason. The maximum amount available for loans is the lesser of $50,000, reduced by the participant’s highest loan balance outstanding in the 12 months prior to the date of the loan, or 50% of the participant’s vested account balance. The minimum amount for a loan is $500.

Loans must have a definite repayment period greater than 12 months but not to exceed five years unless the loan is for the purchase of a principal residence, in which case the repayment period must not exceed 15 years. Prior to the Plan’s amendment in July 2006, the repayment period for loans used for the purchase of a principal residence was 20 years. A participant who terminates employment with an outstanding loan has 90 days to pay off the outstanding balance of the loan. Upon expiration of the 90 days, the remaining outstanding balance of the loan is deemed to be a distribution to the participant. Participant loans, including interest thereon, are taxable to the participant and subject to applicable excise penalties upon default.

The loans are collateralized by the balance in the participant’s account and bear interest at a reasonable fixed rate of interest, as defined by the Plan. Principal and interest are generally paid ratably through payroll deductions, but may also be paid directly to the Trustee.

Payment of Benefits—Upon termination of service, a participant may elect an immediate lump-sum payment. Other forms of payment are available, as defined by the Plan. Withdrawals from the Plan shall be paid to a participant, to the extent possible, in cash or Kforce common stock, as elected by the participant.

At December 31, 2009 and 2008, there were no distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants.

Forfeited Accounts—Non-vested balances resulting from Kforce contributions will be forfeited upon the date the participant incurs five consecutive one-year breaks in service or receives a distribution. A one-year break in service is any year a participant works less than 500 hours. For terminated employees who receive a distribution but who are re-employed during the five consecutive years following termination, the forfeiture amount shall be restored to the participant’s account if the participant pays back the full amount of the distribution within five years of the re-employment date.

Forfeited balances will be used first to fund any restorations. If any forfeitures remain unallocated, they shall be used to reduce administrative expenses payable by the Plan, to reduce employer matching contributions, if any, then to reduce employer qualified non-elective contributions, and finally to increase the employer matching contributions. Any remaining forfeitures shall be credited to a suspense account to be used for future restorations. For the year ended December 31, 2009, there was approximately $87,500 in matching contributions made using forfeited funds. The suspense account was maintained in the Guaranteed Income Fund at December 31, 2009 and 2008. Forfeited funds in the suspense account at December 31, 2009 and 2008 were approximately $120,900 and $96,000, respectively.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including common stock, mutual funds, pooled separate accounts and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. The Plan’s self-directed accounts hold shares of mutual funds and common stock. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. The units of the pooled separate accounts are stated at fair value, as determined by the issuer of the pooled separate accounts based on the fair market value of the underlying investments, which are shares of mutual funds and common stock. The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value. The fair value of the contract, which approximates contract value at December 31, 2009 and 2008, is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations and risks. Participant loans are valued based upon their outstanding loan balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds, mutual funds held in the self-directed accounts and the units of pooled separate accounts are deducted from income or loss on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Contributions—Employee contributions are recorded when eligible compensation is paid. Kforce contributions are recorded when authorized.

Payment of Benefits—Benefits are recorded when paid.

Expenses of Plan—Administrative expenses of the Plan are paid by Kforce and/or unallocated Plan forfeitures.

Subsequent Events—Kforce considers events that occur after the date of the statement of net assets available for benefits but before the financial statements are issued to determine appropriate accounting and disclosure for those events. We evaluated all events or transactions that occurred subsequent to December 31, 2009 and through the time of filing this Annual Report on Form 11-K. We are not aware of any significant events that occurred subsequent to December 31, 2009 but prior to the filing of this report that would have a material impact on our financial statements.

New Accounting Standards Adopted — In April 2009, Financial Accounting Standards Board (“FASB”) issued guidance related to disclosures on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and for disclosures on identifying transactions that are not orderly. The guidance expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB issued guidance related to fair value measurements and disclosures for investments in certain entities that calculate net asset per share. The guidance expanded the disclosure about the nature and risks of investments within its scope and permits, as a practical, an entity holding investments in certain entities that calculate net asset value per share (“NAV”) or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that NAV or its equivalent without adjustment. Disclosures are required to include the nature of any restrictions on a participant’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted the guidance on a prospective basis for the year ended December 31, 2009 which did not have a material impact on the fair value determination and disclosure of applicable investments. The effect of the adoption had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

New Accounting Standard to Be Adopted —In January 2010, the FASB issued guidance related to fair value measurements and disclosures adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. The guidance is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact on the Plan financial statements.

3.	INVESTMENTS

The following presents the individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2009 and 2008:

	December 31,
Description of Investment	2009	2008
Guaranteed Income Fund (see Note 4)	$13,773,431	$12,122,347
Large Cap Value/LSV Asset Management Fund	11,866,441	9,642,706
Thornburg International Value Fund	11,018,421	3,923,278
Jennison Small Company Fund	7,972,071	6,170,444
Pimco Total Return Fund	7,853,123	6,177,513
American Funds Growth Fund of America	7,821,324	4,982,648
Kforce Inc. Common Stock	4,930,968	3,398,417
International Value/LSV Management Fund	—	4,241,050

During the year ended December 31, 2009, the Plan’s investments, including gains and losses on investments purchased, sold, and held during the year, appreciated in value as follows:

Net Realized and Unrealized Appreciation In Fair Value of Investments
Mutual fund - Jennison Small Company Fund	$2,162,521
Mutual fund - Pimco Total Return Fund	529,762
Mutual fund - Dryden Stock Index Fund	523,126
Mutual fund - Van Kampen Equity and Income Fund	488,846
Mutual fund - American Funds Growth Fund of America	1,826,258
Mutual fund - Goldman Sachs Mid-Cap Value Fund	579,597
Mutual fund - Thornburg International Value Fund	1,487,383
Mutual fund - Columbia Small Cap Value Fund I A	443,859
Mutual fund - BlackRock Inflation Protected Bond A	48
Mutual fund - Mutual Global Discovery Fund A	9
Pooled separate account - Large Cap Value/LSV Asset Management Fund	2,265,721
Pooled separate account - International Value/LSV Management Fund	1,118,661
Pooled separate account - Small Cap Value/Munder Capital Fund	1,605
Pooled separate account - Mid Cap Growth/TimesSquare Fund	715,492
Kforce Inc. common stock	2,124,469
Self-directed account	296,648

Net appreciation in fair value of investments	$14,564,005

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company (“PRIAC”). PRIAC maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by PRIAC. At December 31, 2009 and 2008, contract value approximated fair value; therefore, no adjustment was necessary. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 10% of the value of the general account without incurring a penalty. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. PRIAC may not terminate the contract at an amount less than contract value.

PRIAC is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 1.50%. Such interest rates are reviewed on a semi-annual basis for resetting.

	2009	2008
Average yields:
Based on annualized earnings (1)	2.55%	3.40%
Based on interest rate credited to participants (2)	2.55%	3.40%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

5.	FAIR VALUE MEASUREMENTS

In accordance with current accounting guidance, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008:

		Fair Value Measurements at December 31, 2009 Using:
Description of Investment	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
Domestic blend fund	$2,938,761	$2,938,761	$—	$—
Domestic growth funds	15,793,395	15,793,395	—	—
Domestic value funds	4,898,478	4,898,478	—	—
Intermediate-term bond fund	7,853,123	7,853,123	—	—
Inflation protected bond fund	40,145	40,145	—	—
International stock fund	32,532	32,532	—	—
International blend fund	11,018,421	11,018,421	—	—
Moderate allocation fund	2,876,973	2,876,973	—	—

Total mutual funds	45,451,828	45,451,828	—	—
Pooled separate accounts
Domestic growth fund	2,781,416	—	2,781,416	—
Domestic value fund	11,866,441	—	11,866,441	—

Total pooled separate accounts	14,647,857	—	14,647,857	—

Guaranteed income fund	13,773,431	—	13,773,431	—
Kforce Inc. Common stock	4,930,968	4,930,968	—	—
Self-directed accounts	1,585,529	1,585,529	—	—
Participant loans	1,175,160	—	—	1,175,160

Total	$81,564,773	$51,968,325	$28,421,288	$1,175,160

		Fair Value Measurements at December 31, 2008 Using:
Description of Investment	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$29,274,854	$29,274,854	$—	$—
Pooled separate accounts	15,591,222	—	15,591,222	—
Guaranteed income fund	12,122,347	—	12,122,347	—
Kforce Inc. Common stock	3,398,417	3,398,417	—	—
Self-directed accounts	1,398,785	1,398,785	—	—
Participant loans	1,056,054	—	—	1,056,054

Total	$62,841,679	$34,072,056	$27,713,569	$1,056,054

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the year ended December 31, 2009:

Participant Loans
Beginning balance	$1,056,054
Issuances, repayments and settlements (net)	119,106

Ending balance	$1,175,160

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed Kforce by a letter dated June 21, 2007, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, Kforce and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include shares of mutual funds, pooled separate accounts, and an unallocated insurance contract managed by the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan participants for the investment management services were included as a reduction of the return earned on each investment.

At December 31, 2009 and 2008, the Plan held 394,477 and 442,502 shares, respectively, of common stock of Kforce Inc., the sponsoring employer.

KFORCE 401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

Identity of Party Involved	Description of Investment	Current Value
Kforce Inc.*	Common Stock	$4,930,968

Jennison Small Company Fund*	Mutual Fund	7,972,071
Pimco Total Return Fund	Mutual Fund	7,853,123
Dryden Stock Index Fund	Mutual Fund	2,938,761
Van Kampen Equity and Income Fund	Mutual Fund	2,876,973
American Funds Growth Fund of America	Mutual Fund	7,821,324
Goldman Sachs Mid-Cap Value Fund	Mutual Fund	2,565,497
Thornburg International Value Fund	Mutual Fund	11,018,421
Columbia Small Cap Value Fund I A	Mutual Fund	2,332,981
BlackRock Inflation Protected Bond A	Mutual Fund	40,145
Mutual Global Discovery Fund A	Mutual Fund	32,532
Large Cap Value/LSV Asset Management Fund*	Pooled Separate Account	11,866,441
Mid Cap Growth/TimesSquare Fund*	Pooled Separate Account	2,781,416
Guaranteed Income Fund*	Unallocated Insurance Contract	13,773,431

Various Participants*	Participant Loans (maturing 2010 – 2019 at interest rates ranging from 4.25% to 9.25%)	1,175,160

Self-Directed Account	Mutual Funds and Common Stock	1,585,529

		$81,564,773

*	Indicates a party-in-interest to the Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kforce 401(k) Retirement Savings Plan

June 24, 2010	/s/ Joseph J. Liberatore

Joseph J. Liberatore Plan Administrator, Executive Vice President and Chief Financial Officer of Kforce Inc.

EXHIBIT

Exhibit No.	Description
23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm